Filed by Switchback II Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: May 12, 2021

CNBC TechCheck – 5/12/21

TechCheck’s Bosa speaks with Bird CEO Travis VanderZanden on going public via SPAC

Speaker 1:

Travis, good morning. I believe we are live. So hello to everyone who’s tuned in also. Thank you. How are you?

Travis:

Hello. Hey, I’m doing well. How are you?

Speaker 1:

Good. Big day. Congratulations. It was announced just a few hours ago that you are the latest company to go public in this crazy SPAC craze.

Travis:

Yeah. No, thank you. We’re super excited about it and happy to be here.

Speaker 1:

So tell me a little bit about the last year. I mean, what a year it’s been. At the start of the pandemic, no one wanted to use public transportation or ride share. And that extended to scooters and bikes. But what I’ve heard from others in the industry is that activity has sort of come back in a big way over the last year or so. What have you seen at Bird?

Travis:

Yeah. So for those of you that don’t know, Bird is a micro electric vehicle company with operations in over 200 cities now. We provide electric scooter sharing services. The last year certainly, we were impacted just like a lot of businesses were. When the lockdowns happened in March of 2020, we pulled the vehicles off the road while we were waiting to see what was going to happen. And ultimately, we put the vehicles back out in the summertime and we saw pockets of demand throughout cities across the globe. But I think the top line of the business was certainly impacted, but I think the silver lining for us at least was we really saw regulatory acceleration of the adoption of micro electric vehicles throughout the last year. So cities really started embracing bird as a way to get around cities. It’s a naturally socially distanced way to get around. In most cities, people weren’t using public transit last year and most cities where we’re trying to provide alternative forms of transportation and micro EVs and micro mobility is a great way to do that.

Speaker 1:

So were people more willing to come back to micro mobility, things like scooters and e-bikes, than they were ride sharing and public transportation?

Travis:

Yeah, I think so. I think you see that in the data. I mean, we were certainly down year over year, but I think Bird is a naturally social distance way to get around your city. It just intuitively makes a lot of sense. People last year didn’t want to be in public transit or even in some cases in a car with another person. And so in that regard, we’re happy Bird was able to do our small part in helping move people around cities.

Speaker 1:

Are you back at the level you were at pre-pandemic or do you sell some ways to go?

Travis:

Yeah, actually this spring time, we have seen massive demand, I would call it. So started with the US market in March really started to pick up as the vaccines started to roll out. And we’re actually up 2.6X over this same time in 2019. 2020 season, we weren’t operating this time last year. So we are seeing some pretty explosive demands starting with the US market in March. And now even in Europe, we’re starting to see an acceleration as the European markets start to reopen. And so it’s a great way for people to get outside of their house and rediscover their cities.

Speaker 1:

So you’ve rebounded and then some. What did you make of Uber’s decision earlier on in the pandemic to sort of offload its micro mobility options? Do you think that that was a bit too hasty now that we’ve seen this rebound? I recently spoke to the Lyft president, John Zimmer, who said that bikes have been one of their strongest units over the last few months.

Travis:

Yeah, I can’t speak for Uber or anybody else, but what we see is a massive market opportunity. Micro mobility is an $800 billion market and we think it’s a massive opportunity. But not only just a big business, we think it’s a great thing for the world to move people out of 3000 pound gas cars into short range electric vehicles. We think it’s a big business opportunity, but one that happens to be also good for the world.

Speaker 1:

So you’ve seen this rebound. There’s this massive TAM that you’ve outlined. But you guys are going public at a valuation that’s actually lower than your last private round. So I just wonder what led to that decision. Why are you guys not going at a higher valuation if you have seen this rebound?

Travis:

Well, like I said, our business was certainly impacted last year because of COVID. And I think when we, when we went out through this process, the numbers were starting to really bounce back in a very strong way. And like I said, they have bounced back now. But when we looked at starting this process in with the Switchback team back in, I guess it was late January, early February now, we were thinking about valuation and we didn’t want to be greedy on valuation. We wanted to figure out what was the right price that made sense to really optimize for getting long-term investors into the stock. And I’m really thinking about this as just a financing event and a milestone, but really we’re thinking about the longterm, the years and decades to come. Optimizing for longterm investors was most important to me.

Speaker 1:

Right. So you found that Switchback was the right partner to go public, but talk a little bit about that. Switchback was actually created to bring an energy company public. How did they land on you guys?

Travis:

Well, I think after getting to know the Switchback team, we really felt like we had similar visions and missions as they did. I mean, we both believe in reducing carbon emissions by electrifying transportation. We both believe in the decoupling of the gas car. And when you look at Switchback I, which they did, they merged with ChargePoint, also similar vision and mission of electrified transportation, and we saw the performance of the ChargePoint deal with Switchback, we really liked that case study and felt like their vision and mission was really aligned with ours.

Speaker 1:

Right. So in a way you’re saying that you are kind of an energy play, a clean energy play?

Travis:

It’s a clean energy play. Exactly.

Speaker 1:

Okay, cool. I want to talk a little bit about the SPAC process. We saw sort of a lull of activity when SPACs came under greater scrutiny from the SEC. We’ve seen more of them recently. How did you decide to go public by SPAC versus traditional IPO versus direct listing? And instead of raising money in the private markets, which you’ve obviously been able to do.

Travis:

Yeah, so we felt like the timing was right for the company to go public. We really focused on the unit economics over the last two years and, what I like to tell the company, eat our vegetables. And now we have positive ride profit of 40%, a positive ride profit of 15% if you exclude vehicle depreciation. And so the unit economics are really working in the business now as we roll out the new vehicles.

Speaker 1:

Those are adjusted unit economics, right? That’s not sort of straight. That’s like adjusted EBITDA that takes into account depreciation on a bunch of other things, right?

Travis:

Yeah. I’m talking about ride profit before opex, right? So if you just look at the unit economics of the business on every single ride we do, how profitable are we, it’s actually 40% positive now globally. And then if you exclude vehicle depreciation, still about 15% positive globally on the unit economics. By the way, that’s H2 of last year during a COVID year where you had depressed utilization.

Travis:

So anyway, the economics are working very well in the business now. I think that’s a testament to the new vehicles and the new hardware we continue to roll out and invest in. And we thought the time was right to take the company public. I know the SPAC market has had its ups and downs. I like to think last year was really SPAC 2.0 and it felt like things got a little frothy where you had a bunch of science projects really backing. But I think we’ve really entered SPAC 3.0 now, which is you’re going to see a real companies with real business models and real revenue starting to SPAC. And I think the PIPE investors are demanding that. So we’re excited to be part of this new wave of SPAC 3.0.

Speaker 1:

Great. Now one area of the SPAC path to public markets is the idea of the warrants and the promote, which can dilute new shareholders. And I’ve noticed too that Switchback in its disclosure committed to purchase 4.6 million warrants at $11.50. Did you guys talk about this? Did you think about this? Because that’s come under greater scrutiny as well. Are you certain that Switchback is going to be a long-term investor here and not sell within a few months?

Travis:

Well look, the Switchback has been great to work with. We think they’re strong partners. We think they are long-term investors. Like I said, we think our missions and visions very much do align. We’re excited to be adding Jim, the co-CEO of Switchback, to our board of directors, along with some other strong people like Roelof Botha from Sequoia and Antonio from Valor and others. So we’re very excited to have Jim along for the long-term with us.

Speaker 1:

Are there any lockup requirements, any way that you can sort of tell investors that are going to be buying shares now that yourself and other insiders are going to be staying in this company for the longer term?

Travis:

Yeah, absolutely. There was no liquidity as part of this transaction. We see it as a financing event and a milestone. So no shareholders on the Bird side took liquidity and there is a six month lockup period for all shareholders, all employees and all investors. And obviously the sponsor is locked up for that period of time as well. So we really are thinking about the long-term here.

Speaker 1:

Okay, great. And you yourself too, you’re not planning on selling any shares for awhile?

Travis:

No, no. Yeah, no. In fact, I invested money last year.

Speaker 1:

Okay, great. Great. Good to know. So the other thing that’s interesting about SPACs is you can make these forward projections that you can’t do in a traditional IPO. I was looking at the slides and you guys are going to go from a, let me just see, from a loss to a profit in a few years from now. And it was quite a big job. And I just wonder, there’s so much competition in this space. How can you be comfortable sort of laying out these targets? How do you actually get there?

Travis:

Right. So if you look at the gross margin line, in the second half of last year, we were actually positive in gross margin. We think that the key is just continuing to utilization to bounce back to pre-COVID levels.

We’re already starting to see that in the US market and Europe’s trending closely behind. And then the other key is rolling out the new vehicles. We’ve really invested heavily in the Bird 2 and Bird 3 vehicle platform. These vehicles are lasting now 18 to 24 months on average. So you’re really seeing sophisticated vehicles that are really ruggedized, much bigger batteries. One of the things that’s exciting to me about this space is every time we roll out a new cohort of vehicles, the economics of the business just keep getting better and better and better. And so back in my ride sharing days when I used to focus on onboarding drivers, one of the challenges was the economics would get tougher over time, whereas with Bird, as we roll out new vehicles, the economics get better and better as the vehicles get more ruggedized and the batteries get bigger.

Speaker 1:

That’s it. So do you think that this industry is more profitable than the ride sharing industry?

Travis:

I think that if you look at the trend of both, I think it’s a key point as the vehicles and the hardware get more ruggedized, they last longer, they’re harder to steal and the batteries get bigger and bigger every year, if you go back and look at the last three years, the trend of our economics has been phenomenal, and it’s really driven by that world-class vehicle and technology on the hardware side. And so I think you will continue to see us on a much faster path towards profitability.

Speaker 1:

Well, Travis, we look forward to following your progress as a public company. Good luck. And thank you for chatting with us today. It’s a great format to do this, and we got in more questions, I think, than we would have on live TV.

Travis:

Yep. Hey, I really appreciate you having me. Thanks.

Speaker 1:

Yeah. Come on again soon. Thank you.

Travis:

I’ll do that. Thank you. Bye-bye.

Speaker 1:

Okay. Take care.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reuters – 5/12/21

EV scooter startup Bird to go public in $2.3 billion blank-check deal

(Reuters) -Bird Rides said on Wednesday it would merge with blank-check company Switchback II Corp to go public in a deal valuing the electric scooter rental company at $2.3 billion.

The scooter startup said the deal would be supported by a private investment of $160 million from Fidelity Management & Research Co and other investors, and provide $428 million in cash to the combined entity.

The company plans to use the proceeds to expand into more cities by partnering with local entrepreneurs to manage its fleets, and offer electric bike rental and retail services, Travis VanderZanden, founder and chief executive of Bird, said in an interview.

Venice, California-based Bird reported $95 million in revenue in 2020, a 37% drop year-over-year under the impact of the lockdowns during the global pandemic. It has seen business recovering in the first quarter of 2021 in major cities, and expects $188 million in annual revenue for the whole year.

Founded in 2017, Bird operates its shared scooters in over 200 cities. It will be renamed Bird Global and will list on the New York Stock Exchange after the deal closes in the third quarter, the company said.

Switchback II Corp went public in a $275 million initial public offering in January this year. SPACs are listed companies that use the proceeds from an IPO to buy a private firm and take it public. (prn.to/3eFUIqV)

The sponsor’s first SPAC brought electric vehicle charging network ChargePoint public in a $2.4 billion deal last year.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Bloomberg– 5/12/21

Scooter Startup Bird to Merge With SPAC at $2.3 Billion Value

Bird Rides Inc. will go public by merging with a blank-check company, securing a new source of capital after venture capitalists largely lost interest in money-losing scooter rental startups.

A special purpose acquisition company called Switchback II Corp. will take Bird public and provide as much as $428 million in funding to the business. The deal has an enterprise value of about $2.3 billion, the companies said in a statement Wednesday.

The transaction includes private funding from Fidelity Investments, which had previously backed Bird, as well as a credit facility from other firms.

A former Uber Technologies Inc. executive, Travis VanderZanden, helped start Bird in 2017. It dropped electric scooters onto the sidewalks of major cities and let customers remotely unlock and rent them using an app. The model was widely copied, including by Uber, and turned Bird into one of the fastest startups to reach a $1 billion valuation.

It took only a few years for the scooter fad to fade. Bird and its closest competitor, Lime, cut staff and dialed back operations. Uber also retreated. The coronavirus pandemic dealt a further blow when people curbed travel and fled the city centers that scooter companies occupy.

SPACs provide a path to fundraising and the public markets seen as more friendly to cash-burning companies. Last year was by far the biggest for such deals, which have slowed in 2021. Bloomberg first reported in November that Bird was in early-stage talks to merge with a SPAC.

Switchback II listed in January and at first indicated it would seek to combine with an energy company. In a statement, Bird highlighted its green-energy bonafides and said it would introduce additional vehicle options, such as bikes, in a bid to reduce use of gas cars.

“We plan to scale our platform to provide our low carbon transportation services to more people in more cities around the world,” said Jasmine Wallsmith, a spokeswoman for Bird.

The backing from Fidelity represents an apparent reversal for the investment firm. In December, Business Insider reported that Fidelity was looking to unload some Bird shares at a loss.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

TechCrunch– 5/12/21

Bird to go public via SPAC, at an implied value of $2.3B

Bird, the shared electric scooter startup that operates in more than 200 cities across three continents, said Wednesday it is going public by merging with special purpose acquisition company Switchback II with an implied valuation of $2.3 billion. The announcement confirms earlier reports, including one this week from dot.LA, that Bird intended to go public via a SPAC.

Bird said it was able to raise $160 million in private investment in public equity, or PIPE, by institutional investor Fidelity Management & Research Company LLC, and others. Apollo Investment Corp. and MidCap Financial Trust provided an additional $40 million asset financing. (Disclaimer: Apollo is buying Verizon Media Group, which owns TechCrunch.)

The transaction will enable the combined entity to retain net proceeds of up to $428 million of cash, according to Switchback, which brings $316 million cash-in-trust to the table. The announcement also provided new information about a previously undisclosed $208 million, which Bird raised privately as part of an April 2021 Senior Preferred Convertible equity offering led by Bracket Capital, Sequoia Capital and Valor Equity Partners.

When and how Bird would go public has been an item of speculation after Bloomberg reported last November that the company received “inbound interest” from SPACs.

Bird’s ride has been bumpy at times. In 2020, revenue dropped to $95 million, or 37% from the previous year. That year the company also laid off around 30% of its workforce — 406 people — for cost-saving reasons. The company may use this new access to cash to expand its European operations and pay off debt.

Most importantly, the new injection of cash may help the company finally achieve profitability. It’s a rarity amongst scooter startups, which face notoriously high overhead.

“We plan to scale our platform to provide our low carbon transportation services to more people in more cities around the world, as well as create further operational efficiencies across our network,” a Bird spokesperson told TechCrunch. “We’re also planning to introduce additional form factors such as bikes to help replace more gas-powered car trips, which will open up another new revenue stream for us.”

Special purpose acquisition companies, or SPACs, have become a popular route for going public amongst transportation startups. Already this year, scooter company Helbiz, which is based in Europe and the U.S., went public via SPAC in a merger with GreenVision Acquisition Corp. SPAC shell corporations allow companies to list on the Nasdaq without doing a traditional initial public offering.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.